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                     [DEP CORPORATION'S LOGO & LETTERHEAD]

                                  NEWS RELEASE

        FOR IMMEDIATE RELEASE
For:    DEP Corporation                         Contact:
        2101 East Via Arado                     D. Lee Johnson
        Rancho Dominguez, CA 90220              (310) 604-0777
                                                Sitrick and Company
                                                Ann Julsen
                                                (310) 788-2850

              DEP CORPORATION REACHES AGREEMENT WITH LENDER GROUP
                           ON PLAN OF REORGANIZATION
                      AMENDED CONSENSUAL PLAN TO BE FILED

        LOS ANGELES, CA, AUGUST 22, 1996 -- DEP CORPORATION (NASDAQ SMALLCAP:
DPACAQ AND DPCBQ) announced today that it has reached an agreement with its lender group on an amended plan of reorganization. The plan also has the support of the official committee representing the Company's unsecured creditors.

        "We are pleased that we have been able to reach an agreement with our lenders that should enable the Company to advance a consensual plan of reorganization," said Robert Berglass, chairman and president of DEP. "Our goal from day one was to develop a plan which would restructure the Company's long-term debt consistent with our cash flow and which would treat all of our creditors and stockholders fairly. In our view, this plan does just that."

        The Company stated that it plans to distribute an amended disclosure statement which incorporates the consensual plan to all appropriate constituents by early September 1996 and to request a confirmation hearing with the Bankruptcy Court which would allow the Company to emerge from Chapter 11 by the end of October 1996.

                                  [LETTERHEAD]
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                                   [DEP LOGO]

        Under the plan which was announced today:

        - the lender group led by Foothill Capital Corporation will provide DEP Corporation with $62 million in long-term financing at an interest rate of prime plus 2 percent, with a maturity date of July 31, 2002.


        - At plan effectiveness, the lender group will receive $150,000 in cash in satisfaction of certain post-petition interest claims and 542,488 shares of DEP common stock plus warrants to purchase an additional 330,050 shares at a price to be determined subsequent to the effective date. The Company currently has 6,251,140 common shares outstanding.

        - DEP will reclassify all of its existing common stock and the stock issued the lenders as one class of voting stock so that all common shares have identical voting rights.

        - DEP will assume up to $1.1 million in post-petition professional fees and expenses incurred by the lenders, less payments made during the case.

        - Unsecured creditors will be paid, with 5 percent interest, over 18 months.

        "While I would have preferred to reach an agreement that did not dilute current stockholders' interests at all, we believe that the reasonable interest rate on our long-term debt provided for in the plan, combined with the savings of expenses and professional fees which would have been incurred if the bankruptcy case were to continue, more than outweigh the 8 percent dilution of stockholders' interests," Mr. Berglass stated.

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        "I especially want to thank our suppliers, retail customers and employees for their continued support during this challenging period. I also want to acknowledge and thank the unsecured creditors' committee. Their continuous faith strengthened our conviction to resolve this situation in the best interests of all constituents. Now that we have reached an agreement, we can concentrate all of our resources and energies on growing our business and strengthening our brands."

        The Company also stated it intends to continue its constructive fraudulent transfer case against S.C. Johnson & Johnson, Inc. in the bankruptcy court. The net proceeds of any recoveries in that action are pledged to the lenders to help DEP meet its debt service.

        DEP Corporation is a consumer products company that develops, manufactures and markets a wide variety of hair, oral and skin care products under 10 major brand names: Dep, L.A. Looks, Agree, Halsa, Lilt, Topol, Lavoris, Natures Family, Porcelana and Cuticura. The Company employes approximately 300 people at its Rancho Dominguez headquarters and production facility.

        The Company filed to restructure under Chapter 11 of the Bankruptcy Code on April 1, 1996.

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